November 8, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E. Washington, DC 20549-3628

Attention:	Alexandra Barone

    Jan Woo

    Joseph Cascarano

    Robert Littlepage

Re:	Mynaric AG

Registration Statement Filed on Form F-1

File No. 333-260357

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 4, 2021 and the date hereof, the number of Preliminary Prospectuses dated November 4, 2021 which were furnished to 4 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 1,250.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on November 10, 2021 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

/s/ John Hoffman
Name: John Hoffman
Title: Managing Director, ECM

[Signature Page to Underwriters’ Acceleration Request]

JEFFERIES LLC

/s/ C. Cullom Davis
Name: C. Cullom Davis
Title: Vice Chairman

[Signature Page to Underwriters’ Acceleration Request]